UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

American Midstream Partners, LP

(Name of issuer)

Common Units Representing Limited Partner Interests

(Title of class of securities)

02752P 100

(CUSIP number)

Christine Miller

Magnolia Infrastructure Partners, LLC

c/o ArcLight Capital Partners

200 Clarendon Street, 55th Floor

Boston, MA 02117

(617) 531-6338

(Name, address and telephone number of person authorized to receive notices and communications)

January 8, 2016

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or 13d-1(g), check the following box:  ☐

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification Magnolia Infrastructure Partners, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 12,078,504 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 12,078,504 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 12,078,504 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 28.8% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 6,447,957 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 7,077,679 Common Units, which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 2,762,503 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 3,032,295 Common Units, 1,349,609 Series B Convertible Preferred Units (“Series B Units”) held by American Midstream GP, LLC, which is 95% owned by High Point, and 618,921 Common Units held by Magnolia.

Note 2: Based on 41,885,412 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (a) 30,425,829, the number of Common Units outstanding as of November 6, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2015, (b) 7,077,679 Common Units issuable upon the conversion of Series A-1 Units outstanding as of November 13, 2015, (c) 3,032,295 Common Units issuable upon the conversion of Series A-2 Units outstanding as of November 13, 2015 and (d) 1,349,609 Common Units issuable upon the conversion of Series B Units outstanding as of November 13, 2015.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification High Point Infrastructure Partners, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 8,427,288 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 8,427,288 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 8,427,288 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 21.7% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 6,447,957 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 7,077,679 Common Units, which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”) and 1,349,609 Series B Convertible Preferred Units (“Series B Units”) held by American Midstream GP, LLC (the “General Partner”), which is 95% owned by High Point.

Note 2: Based on 38,853,117 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (a) 30,425,829, the number of Common Units outstanding as of November 6, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2015, (b) 7,077,679 Common Units issuable upon the conversion of Series A-1 Units outstanding as of November 13, 2015 and (c) 1,349,609 Common Units issuable upon the conversion of Series B Units outstanding as of November 13, 2015.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification American Midstream GP, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 1,349,609 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,349,609 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 1,349,609 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 4.2% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 1,349,609 Series B Convertible Preferred Units (“Series B Units”) held by American Midstream GP, LLC, the Issuer’s general partner (the “General Partner”).

Note 2: Based on 31,775,438 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (a) 30,425,829, the number of Common Units outstanding as of November 6, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2015 and (b) 1,349,609 Common Units issuable upon the conversion of Series B Units outstanding as of November 13, 2015.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification ArcLight Energy Partners Fund V, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 12,748,939 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 12,748,939 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 12,748,939 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 30.4% (See Note 2)
14.	Type of reporting person PN

Note 1: Represents 6,447,957 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 7,077,679 Common Units, which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 2,762,503 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 3,032,295 Common Units, 1,349,609 Series B Convertible Preferred Units (“Series B Units”) held by American Midstream GP, LLC, which is 95% owned by High Point, 618,921 Common Units held by Magnolia, and 670,435 Common Units held by Busbar II, LLC.

Note 2: Based on 41,855,412 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (a) 30,425,829, the number of Common Units outstanding as of November 6, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2015, (b) 7,077,679 Common Units issuable upon the conversion of Series A-1 Units outstanding as of November 13, 2015, (c) 3,032,295 Common Units issuable upon the conversion of Series A-2 Units outstanding as of November 13, 2015 and (d) 1,349,609 Common Units issuable upon the conversion of Series B Units outstanding as of
November 13, 2015.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification ArcLight PEF GP V, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 12,748,939 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 12,748,939 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 12,748,939 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 30.4% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 6,447,957 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 7,077,679 Common Units, which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 2,762,503 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 3,032,295 Common Units, 1,349,609 Series B Convertible Preferred Units (“Series B Units”) held by American Midstream GP, LLC, which is 95% owned by High Point, 618,921 Common Units held by Magnolia, and 670,435 Common Units held by Busbar II, LLC.

Note 2: Based on 41,885,412 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (a) 30,425,829, the number of Common Units outstanding as of November 6, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2015, (b) 7,077,679 Common Units issuable upon the conversion of Series A-1 Units outstanding as of November 13, 2015, (c) 3,032,295 Common Units issuable upon the conversion of Series A-2 Units outstanding as of November 13, 2015 and (d) 1,349,609 Common Units issuable upon the conversion of Series B Units outstanding as of
November 13, 2015.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification ArcLight Capital Holdings, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 12,748,939 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 12,748,939 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 12,748,939 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 30.4% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 6,447,957 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 7,077,679 Common Units, which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 2,762,503 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 3,032,295 Common Units, 1,349,609 Series B Convertible Preferred Units (“Series B Units”) held by American Midstream GP, LLC, which is 95% owned by High Point, 618,921 Common Units held by Magnolia, and 670,435 Common Units held by Busbar II, LLC.

Note 2: Based on 41,885,412 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (a) 30,425,829, the number of Common Units outstanding as of November 6, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2015, (b) 7,077,679 Common Units issuable upon the conversion of Series A-1 Units outstanding as of November 13, 2015, (c) 3,032,295 Common Units issuable upon the conversion of Series A-2 Units outstanding as of November 13, 2015 and (d) 1,349,609 Common Units issuable upon the conversion of Series B Units outstanding as of
November 13, 2015.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification ArcLight Capital Partners, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 12,748,939 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 12,748,939 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 12,748,939 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 30.4% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 6,447,957 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 7,077,679 Common Units, which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 2,762,503 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 3,032,295 Common Units, 1,349,609 Series B Convertible Preferred Units (“Series B Units”) held by American Midstream GP, LLC, which is 95% owned by High Point, 618,921 Common Units held by Magnolia, and 670,435 Common Units held by Busbar II, LLC.

Note 2: Based on 41,885,412 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (a) 30,425,829, the number of Common Units outstanding as of November 6, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2015, (b) 7,077,679 Common Units issuable upon the conversion of Series A-1 Units outstanding as of November 13, 2015, (c) 3,032,295 Common Units issuable upon the conversion of Series A-2 Units outstanding as of November 13, 2015 and (d) 1,349,609 Common Units issuable upon the conversion of Series B Units outstanding as of
November 13, 2015.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification Daniel R. Revers
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 12,748,939 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 12,748,939 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 12,748,939 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 30.4% (See Note 2)
14.	Type of reporting person IN

Note 1: Represents 6,447,957 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 7,077,670 Common Units, which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 2,762,503 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 3,032,295 Common Units, 1,349,609 Series B Convertible Preferred Units (“Series B Units”) held by American Midstream GP, LLC, which is 95% owned by High Point, 618,921 Common Units held by Magnolia, and 670,435 Common Units held by Busbar II, LLC.

Note 2: Based on 41,885,412 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (a) 30,425,829, the number of Common Units outstanding as of November 6, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2015, (b) 7,077,679 Common Units issuable upon the conversion of Series A-1 Units outstanding as of November 13, 2015, (c) 3,032,295 Common Units issuable upon the conversion of Series A-2 Units outstanding as of November 13, 2015 and (d) 1,349,609 Common Units issuable upon the conversion of Series B Units outstanding as of
November 13, 2015.

This Amendment No. 11 to Schedule 13D amends and supplements the Statement on Schedule 13D filed on May 3, 2013, as amended by Amendment No. 1 filed on November 14, 2014, Amendment No. 2 filed on February 17, 2015, Amendment No. 3 filed on April 3, 2015, Amendment No. 4 filed on May 15, 2015, Amendment No. 5 filed on August 18, 2015, Amendment No. 6 filed on August 19, 2015, Amendment No. 7 filed on September 17, 2015, Amendment No. 8 filed on November 18, 2015, Amendment No. 9 filed on December 22, 2015, and Amendment No. 10 filed on January 6, 2016 (as amended, this “Schedule 13D”), filed with respect to the common units representing limited partner interests (“Common Units”) of American Midstream Partners, LP (the “Issuer”).

ITEM 3.	Source and Amount of Funds or Other Considerations.

Item 3 is hereby amended by adding the following at the end hereof:

In various open market purchases between January 7, 2016 and January 8, 2016, Busbar II, LLC, a direct, wholly owned subsidiary of ArcLight Energy Partners Fund V, L.P., acquired an aggregate of 298,463 of the Issuer’s outstanding Common Units for a total of $2,406,241.09. The purchase of such securities was funded from cash on hand of the Reporting Persons.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

On January 8, 2016, Busbar II, LLC entered into a Rule 10b5-1(c) purchase plan with respect to the Common Units of American Midstream Partners, LP (the “10b5-1 Purchase Plan”). The 10b5-1 Purchase Plan allows for the purchase of up to $10 million of Common Units, subject to certain volume and pricing thresholds and compliance with the conditions of Rule 10b-18 under the Exchange Act. There can be no assurance as to how many Common Units, if any, will be purchased pursuant to the 10b5-1 Purchase Plan or at what price any such Common Units will be purchased. The form of the 10b5-1 Purchase Plan is set forth in Exhibit 2.

ITEM 5.	Interest in Securities of the Issuer.

Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

(c) The transactions effected by the Reporting Persons during the past 60 days are set forth on Schedule I attached hereto.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4 above for a description of the 10b5-1 Purchase Plan, which is incorporated herein by reference.

ITEM 7.	Material to be Filed as Exhibits.

See the Exhibit Index following the signature pages hereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2016

AMERICAN MIDSTREAM GP, LLC

/s/ William B. Mathews
William B. Mathews, Senior Vice President, General Counsel and Secretary

HIGH POINT INFRASTRUCTURE PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

MAGNOLIA INFRASTRUCTURE PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

ARCLIGHT ENERGY PARTNERS FUND V, L.P.

By:	ArcLight PEF GP V, L.P.
its General Partner

	By:	ArcLight Capital Holdings, LLC
its Manager

/s/ Daniel R. Revers
Daniel R. Revers, Managing Partner

ARCLIGHT PEF GP V, LLC

By:	ArcLight Capital Holdings, LLC
its Manager

/s/ Daniel R. Revers
Daniel R. Revers, Managing Partner

ARCLIGHT CAPITAL HOLDINGS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, Managing Partner

ARCLIGHT CAPITAL PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, Managing Partner

/s/ Daniel R. Revers
Daniel R. Revers

EXHIBIT INDEX

Exhibit Number	Description

1.	Joint Filing Agreement (incorporated by reference to Exhibit 1 of Amendment No. 3 to Schedule 13D filed by the reporting persons on April 2, 2015)

2.	Form of Stock Purchase Plan

SCHEDULE I

Recent Open Market Transactions by Reporting Persons in the Securities of the Issuer

Date of Transaction	Number of Shares Purchased	Weighted Average Price Per Share	Price Range
December 22, 2015	75,072	$5.79	$5.16-6.00
January 4, 2016	16,000	$8.02	$7.79-8.15
January 5, 2016	86,200	$7.69	$7.59-7.97
January 6, 2016	194,700	$7.99	$7.42-8.15
January 7, 2016	194,700	$8.08	$7.71-8.15
January 8, 2016	103,763	$8.03	$7.88-8.15

The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth above.